Roger L. Fidler
Attorney at Law
225 Franklin Avenue
Midland Park, N.J. 07432
(201) 670-0881

October 13, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Damon Colbert
Mail Stop 3561

Re:	World Wide Relics, Inc. (the “Company”)
Registration Statement on Form S-1/A
Amendment #2
Filed August 25, 2009
File No.: 333-159028

Dear Sir:

By letter dated September 10, 2009, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Company’s Registration Statement on Form S-1/A (the “Registration Statement”).  Below are the Company’s responses to the Staff’s comments.  For ease of reference, each response is preceded by the Staff’s comment.

General

1. We note that most of the responses in your letter dated August 11, 2009 state the report has been revised in accordance with the staff’s comments. In future response letters to us please provide responses that specifically reference the applicable paragraph and page number where you have revised the filing in accordance with the staff comment and / or include the revised disclosure in your response.

This response to the staff letter dated September 10, 2009 provides responses that specifically reference the applicable paragraph and page number (where applicable) wherein the filing has been revised in accordance with the respective staff comment.

2. As previously requested in comment #1 to the staff’s letter dated June 3, 2009, please indicate by checking the appropriate box on the cover page whether the company is a large accelerated filer, and accelerated file, a non-accelerated filer, or a smaller reporting company. Please explain the sentence regarding Rule 494 or revise.

The report has been revised in accordance with the Staff’s comment.

3.  Please comply with prior comment #2 on our letter dated June 3, 2009. “ Because you have registered the sale of the securities being issued in the spin-off rather than comply with the conditions specified in Staff Legal Bulletin No. 4 dated September 16, 1997, please revise your registration statement to identify your parent as an underwriter and a selling shareholder. Please refer to item 507 of Regulation S-k. If you do not believe that this is necessary, please tell us why.

The report has been revised in accordance with the Staff’s comment. (page 15 “Spin off and Plan of Distribution” table, page 36 “The Distribution”)

4.   We note counsel’s response #3 in its letter dated August 11, 2009. Please include the thrust of that response in the prospectus under the appropriate heading.

The report has been revised in accordance with the Staff’s comment. (See report references at item 5 below)

5.   Further, please expand the information to include the definition of independence. See item 407(a)(1) of regulation S-K and the instructions thereto.

The report has been revised in accordance with the Staff’s comment. (page 6 paragraph 3, “Our Board of Directors Contains no Independent Directors”, page 33 “Director Independence”)

Description of Business

History of Company

6.   We reissue the latter part of comment #11 from our June 3, 2009 letter. Please expand your discussion to disclose the involvement of any third parties in the determination to conduct the spin off. Identify the any third parties, and describe their involvement, describe the quantity of any past or proposed consideration payable to them. If no parties have been involved please confirm in a cover letter to your next amendment. In addition please expand the disclosure to “explain the review of strategic alternatives” in line 10 of the initial paragraph. What are the alternatives and whom provided them?

In response to the staffs comment; There has been no consideration paid to anyone participating in the determination to conduct the spin off. We have revised the report in accordance with the Staff’s comments. (page 18 “History of the Company” paragraph 1)

7.   We cannot locate where the information called for by comment #12 of the staff’s letter of June 3, 2009, please provide the disclosure required by 101(h)(4)(xii) of Regulation S-K

The report has been revised to reflect the Staff's comment. (page 18, “History of the Company” paragraph 1)

The Technology page, page 20

8.   As previously requested, please remove the reference to Classic Costume Company as this disclosure relates to World Wide Relics.

The report has been revised in accordance with the Staff’s comment. (page 20 “The Technology”)

9.    Here or in another appropriate section, please identify the individual or entity who researches and designs the costumes to be produced for their authenticity.

The report has been revised in accordance with the Staff's comments. (page 20 “The Technology” paragraph 1)

10.   Further, if the Company has an agreement with that party, add appropriate disclosure as well as addressing all the material provisions. Also, please file the executed agreement as a exhibit to the registration statement as required by item 601 (b) of Regulation S-K

In response to the Staff’s comment; We have no formal agreement with Mr. Sanjay Suri, the proprietor of UJNA International, further Mr. Amands relationship with the Company has been disclosed throughout the report. (Please see related response to item #11 below)

11.  Please disclose whether or not the Company has an agreement with UJNA International to manufacture its product line. If so please disclose all of the material terms of the agreement and file and executed agreement as an exhibit to the registration statement as required by item 601 (b) of Regulation S-K

In response to the Staff’s comment; We indicate we have no formal written agreement with this Company.

Products, page 20

12.  The second paragraph states that the company “will be releasing a complete film company quality range of uniforms from both World War One and Two” Expand on your discussion to disclose the intended time frame for the release of this new line

The report has been revised in accordance with the Staff’s comment. (page 20 “Products” paragraph 2, Page 23, “Overview” paragraph 1)

13.  Also, please explain the reference to “museum quality” and “film company quality.” If this is management’s opinion, please clarify.

The report has been revised in accordance with the Staff’s comment. (page 20 “Products” paragraph 1, page F-6 “Our Business” paragraph 1, page F-16 “Our Business” paragraph 1)

Management's Discussion and Analysis or Plan of Operation, page 23

Overview, page 24

14.   Please revise your discussion to provide some specificity with respect to the company’s “new aggressive focus on the domestic hobby market” and “aggressive restructuring of our product line”.

The report has been revised in accordance with the Staff’s comment.  (page 20 “Products”,  paragraph 2 and page 21 paragraph 1, page 23, “Overview” paragraph 1)
.
15.   We note your response to comment 15 from our letter dated June 3, 2009 and we reissue our comment. The fact you are an online retailer without an operating website and possess limited capital resources creates an uncertainty that may have a material impact on revenue and operating income. See Item 303(A)(3)(ii) of Regulation S-K. Please specifically address the points outlined in the prior comment and plainly disclose them in your amended filing.

The report has been revised in accordance with the Staff’s comment. (page 23 “Overview” paragraph 1, page 30 “Liquidity and Capital Resources” paragraph 1)

16.   We note in paragraph one of the Overview section that you are having reasonable success selling British uniforms. Please reconcile this disclosure with that in paragraph five that you disclose a plan to eliminate these uniforms due to poor sales performance.

The report has been revised in accordance with the Staff’s comment. (page 18 “Overview” paragraph 1, page 23, “Overview” paragraph 1)

Liquidity and Capital Resources, page 28

17.   As previously requested in comment #17 from the June 3, 2009 letter, please discuss the known demands to implement your business plan, the timing of these demands and the amount of funding to be required.

The report has been revised in accordance with the Staff’s comment. (page 30 “Liquidity and Capital Resources” paragraph 1)

18.   We note that the company does not have arrangements to obtain additional financing from sources other than possibly from the company’s officers and directors. In light of the current economic environment, please address the potential effects on operations in the event financing is unavailable. We note your added disclosure on page 7, in “Our independent auditors have expressed substantial doubt about our ability to continue as a going concern…” in this regard.

The report has been revised in accordance with the Staff’s comment. (page 7, paragraph 1)

19.   We note your response to comment 16 from our letter dated June 3, 2009 and we reissue our comment. In the fifth paragraph of the overview section, you state your belief that you will become cash flow positive in the second quarter of 2010, but you still do not disclose the key factors and assumptions that support your belief.

The report has been revised in accordance with the Staff’s comment.  (page 18 “Overview”, paragraph 5, page 23 “Overview”, page 30 “Liquidity and Capital Resources”, paragraph 1)

Results of Operations-Comparison for the Three and Six Months Ended June 30, 2009 to Three and Six Months Ended June 30, 2008, page 29

20.   We note your response to comment 14 from our letter dated June 3, 2009 and we reissue our comment. Please revise your discussion to include a meaningful analysis of the significant events and transactions that occur during each of the required comparative periods. Do not recite numerical data contained in the consolidated financial statements of changes from year to year which are readily computable from the financial statements.

The report has been revised in accordance with the Staff’s comment. (page 27-30 “Results of Operations - Comparison for the Three and Six Months Ended June 30, 2009 to the Three and Six Months Ended June 30, 2008”)

21.   Please revise your table to reflect the three months ended June 30, 2009 and not March 31. Please also make certain the revised financial information reconciles. In this regard, we note the current information under “2008” column heading does not agree with your interim financial statements and certain “$” and “%” changes do not compute.

The report has been revised in accordance with the Staff’s comment. (page 28)

Security Ownership of Certain Beneficial Owners and Management, page 32

22.   As previously requested in comment #18 from our June 3, 2009 letter, please revise to provide Item 403(a) information before the spin-off “as of the most recent practicable date,” in addition to the current table.

The report has been revised in accordance with the Staff’s comment (page 33, table)

23.   Please provide footnote disclosure to identify the natural person who beneficially owns the 16.6% of the common stock owned by Sichenzia Ross Friedman Ferrence LLP.

In response to the Staff’s comment; The shares owned by Sichenzia Ross Friedman Ferrence LLP, are owned in the name of the firm. These shares have not been allocated to a specific natural person.

Selling Shareholders, page 32

24.   You do not appear to be registering resales by recipients in the spin-off. Please explain or revise this heading.

The report has been revised in accordance with the Staff’s comments. (page 36,  table)

Note 2 - Summary of Significant Accounting Policies, page F-6

25.   We note the statement, “[A]s of June 30, 2009, there were approximately 41 shareholders of record of the Company’s common stock on a proforma basis.” Please revise to disclose the actual number of shareholders as of that date. In addition, if true, please indicate that after the spin-off, there will be 41 shareholders.

The report has been revised to accordance with the Staff’s comments. (page 41 “ Our Trading Symbol” paragraph 2)

Index, page 43

26.   We note your response to comment 19 from our letter dated June 3, 2009, and we reissue our comment. Please provide a detailed response explaining how the World Wide Relics, Inc. carved-out financial statements reflect all of the costs of doing business including certain expenses incurred by the parent company on its behalf. For example, it seems there are no charges for accounting, legal and other professional services associated with yearly financial statement audits and preparing regulatory filings as well as rent or officer salaries. Please also include your consideration of the following items noted in the December 31, 2008 Form 10-K of Classic Costume Company, Inc. (“Classic Costume”):
•
Item 14.(1) discloses that Classic Costume paid $24,000 and $11,000 for audit and review services in 2008 and 2007, respectively. Classic Costume’s statement of operations presents audit fees of $48,000 and $11,000 for the same two periods.

•	In 2007, Classic Costume incurred professional fees of $500,000 for E. Todd Owens professional services and Mr. Owens also serves as a director for World Wide Relics. And;
•	In 2007 Classic Costume issued 2,354,117 common shares to its lawyers, Sichenzia Ross Friedman Ference LLP, for legal services and World Wide Relics recorded no legal fees.

The report has been revised in accordance with the Staff’s comments (page F-6 “Separation from CCUC” paragraphs 2, 3, & 4)

Separation from Classic Costume Company, Inc., page F-6

27.   Please tell us the nature of accounts payable and advance from shareholder recorded by Classic Costume in its Form 10-K as of December 31, 2008, and why these items are not associated with World Wide Relics. In your response, describe the other business activities unrelated to WWR in which Classic Costume was engaged.

In response to the Staff’s comment; The nature of the accounts payable and advance from shareholder recorded by CCUC in its form 10-K as of December 31, 2008 relate to amounts payable related to audit fees, and advances from shareholder related to legal fees and expenses. Both of these expenses relate to the completion of a financial statement audit and the associated legal costs related to the filing. These costs clearly relate to the public entity i.e. parent CCUC and have been appropriately recorded by that entity.

28.   In paragraph one please revise to refer to the statements of stockholders’ equity (deficit), and in paragraph three please also revise the report to opine on the financial position as of December 31, 2007 and the results of operations and cash flows for the two years ended December 31, 2008.

The report has been revised in accordance with the Staff’s comments. (page F-1 paragraphs 1 and 3).

Statement of Operations, page F-3

29.   Please re-revise your caption net loss to include the term net “income” (loss) since your reported net income in 2007.

The report has been revised in accordance with the Staff’s comment. (page F3, Profit and Loss).

Statements of Changes in Stockholders’ Equity, page F-4

30.  Please revise your statement of changes in stockholders’ equity (deficit) to agree with amounts in your balance sheet, to be mathematically correct, and include the term deficit in your statement heading.

The report has been revised in accordance with the Staff’s comment. (page F-4)

Statements of Cash Flows, page F-5

31.  The $14,718 cash transfer from parent does not reconcile with the amount presented in the statement of equity (deficit). Further, the sum of the 2007 and 2008 amounts does not reconcile with cumulative total from inception to date amount. Please revise.

The report has been revised in accordance with the Staff’s comment. (Page F-4, Page F-5)

Notes to Financial Statements, page F-6

Our Business, page F-6

32.  Please revise the business description in this paragraph to be consistent with your revisions in MD&A so it accurately describes the current decision to restructure your product line by discontinuing the sale of the British uniform line and introduce a Civil War uniform.

The report has been revised in accordance with the Staff’s comments. (Page F-6)

33.  We note your response to comment 24 from our letter dated June 3, 2009 and we reissue our comment. Please clarify your disclosure to plainly describe what you mean by “final sales entry point”. Tell us whether this means you intend to expand your product lines to carry British and German uniforms from both world wars.

We have revised the report in accordance to reflect the Staff’s comments. (Page F-6),   To clarify further the use of the term sales entry point was intended to illustrate the fact that our point of focus sales, will be primarily the marketing and sale of American civil war memorabilia, with a secondary focus on the WWI and WWII European theater.

Separation from Classic Costume Company, Inc. page F-6

34.  Per SAB Topic 1.B.1, please revise the second paragraph to disclose the following;

The historical financial statements of World Wide Relics, Inc. for the periods presented represent carve-out financial statements from the business within Classic Costume Company, Inc.; and

The report has been revised to reflect the Staff’s comments. (Page F-6, “Separation from CCUC" paragraphs 2, 3 & 4)

Provide a statement explaining you applied specific identification as the allocation method used to allocate common expenses incurred by the parent company on the behalf of World Wide Relics, Inc. along with management’s assertion that the method used is reasonable.

The report has been revised to reflect the Staff’s comments. (page F-6, “Separation from CCUC" paragraph 2)

35.  On this page you define the record date to be April 1, 2009 yet the filing still includes numerous references to November 1, 2008 as the record date. Please revise the defined term “Record Date” to be consistent throughout your filing.

The report has been revised to reflect the Staff’s comments. (Page F-6, “Separation from CCUC" paragraph 2)

Note 2 – Summary of Significant Accounting Policies, page F-6

37.  The balance sheet as of December 31, 2008 appears to present equity amounts from the 2007 balance sheet. Please revise as appropriate.

The report has been revised in accordance with the Staff’s comments. (page F-12)

Note 2 – Summary of Significant Accounting Policies, page F-6

38.  Please tell us why inventory is fairly stated and how you applied the principle of lower of cost or estimate of net realizable value to value uniform inventory at June 30, 2009. Please include how you considered that products were sold at a loss during the year ended December 31, 2008; that no revenue was generated after year end; your decision to discontinue selling British uniforms; and the fact that inventory on hand has not changed significantly since December 31, 2007. See Chapter 4 of ARB 43 for additional guidance.

Inventories

The report has been revised in accordance with the staffs comments. (page F-4), Further we indicate During the fiscal year ended December 31, 2008 we recorded $5,019 in impairment expense in connection with adjustments recorded in connection with the write off of slow moving or obsolete inventory. The expense related to the charge for impairment during the period ended December 31, 2008 has been included in cost of sales. The charges can be identified on the statement of cash flows. (F-3, F-4, & F-6). In addition during the period ended December 31, 2008 we purchased $4,675 of new inventory. This can be identified through the review of the statement of cash flows for the corresponding period. So while the change in inventory between December 31, 2007 & December 31, 2008 appears to be nominal when comparing balances year on year the inventory balance at December 31, 2008 is net of impairment charges and is inclusive of the purchase of new inventory items.  Further we believe that although the Company is shifting focus to the American Civil war era, we will still allow for sales into our existing client base related to the WWI and WWII European theater. For these reasons we feel that inventory is fairly stated at June 30, 2009.

39.  Please also tell us how much of the inventory on hand at June 30, 2009 represents British uniforms, German uniforms and other items.

As of June 30, 2009 one hundred percent of the value recorded as inventory at June 30, 2009 relates to British and German uniforms and other items related to that period. As noted throughout the report we have recorded an impairment as of December 31, 2008 to address the valuation of the inventory.  As disclosed in the report, we will address the value of the inventory on an annual basis or at the time that a significant event occurs that we feel might impact the recorded value. As we have disclosed in the report as it is the Company’s intention to focus on the American civil war era while maintaining the ability to capture clients from the earlier era’s of emphasis i.e. WWI and WWII in the European theater we believe that the inventory is properly stated as of June 30, 2009 and as of the date of this filing.

40.   Please tell us the nature of your accounts receivable for $2,500 as of June 30, 2009 and why you believe it is recoverable. Expand your footnotes to include a policy note for valuation of accounts receivable.

Amounts included in the accounts receivable balance of $2,500 as of June 30, 2009 are related to sales that occurred during period ended December 31, 2008. This amount has been collected as of September 26, 2009.

Statement of Operations (Unaudited), page F-13

41.  Please revise your cumulative totals to report through the latest balance sheet date of June 30, 2009.

The report has been revised in accordance with the staff’s comments. (Page F-13)

42.  We note that certain amounts within your statement of changes in stockholders’ equity does not reconcile to your balance sheets presented on page F-4 and F-12. Please revise your statement accordingly.

The report has been revised in accordance with the staff’s comments. (Page F-4 and F-14).

Signatures

43.  As previously requested, please indicate the individual operating in the capacity of principal accounting officer or controller as specified in the instructions to the Form S-1.

The report has been revised in accordance with the staff’s comments. (Page 26 “Directors and Executive Officers Promoters and Control Persons”, Signature Pages)

If you wish to discuss this filing please contact the undersigned at the Law Offices of Roger L. Fidler at the address or telephone number written herein above.

Very truly yours,

/s/ Roger L. Fidler
Roger L. Fidler

ROGER L. FIDLER
Attorney at Law
225 Franklin Avenue
Midland Park, N.J. 07432
(201) 670-0881
(201) 670-0888 (Fax)
rfidler0099@aol.com

October 13, 2009

VIA EDGAR/ORIGINAL TO FOLLOW BY FIRST CLASS MAIL

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	World Wide Relics, Inc. (the “Company”)
Amendment No. 3 to Form S-1
Filed: October 13, 2009
File No. 333-159028

Dear Mr. Reynolds:

With respect to Comment 6 of your letter dated September 10, 2009, I confirm that there were no third parties involved in the spin-off determination.

If you need any further clarification of the spin-off determination, please contact me at the above address at your earliest convenience.

Yours truly,

s/Roger L. Fidler
Roger L. Fidler
Special Securities Counsel to the Company

cc:     John Amand